Faegre Drinker Biddle & Reath LLP

11500 K Street, NW #1100

Washington, DC 20005

Telephone: (202) 842-8800

www.faegredrinker.com

December 2, 2025

VIA EDGAR TRANSMISSION

Ms. Yoon Choo

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Preliminary Proxy Statement of First Trust Enhanced Private Credit Fund (File No.: 811-23963) (the “Fund”)

Dear Ms. Choo:

The following responds to the Staff’s comments that you provided by telephone on November 19, 2025, regarding the review of the preliminary proxy statement filed by the Fund on Schedule 14A on November 12, 2025 (the “Proxy Statement”).

For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Proxy Statement, unless otherwise indicated.

Questions and Answers

1.	Comment: The Q&A states that “First Trust Capital Management L.P., the Fund’s investment adviser (the “Adviser”), believes that operating as an “interval fund” in reliance on Rule 23c-3 under the 1940 Act will allow a wider range of investors to access the Fund by eliminating existing investor qualification requirements and provide more certainty around available liquidity and the Board has determined that such Conversion is in the best interests of shareholders.” Please explain in the disclosure how converting to an interval fund allows the Fund to eliminate investor qualification requirements.

Response: The Fund will clarify within the definitive proxy statement that the elimination of existing investor qualification requirements (that investors be “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933 (the “1933 Act”)) is related to the Fund’s registration of its Shares under the 1933 Act, which is intended to occur simultaneously with its conversion from a tender offer to an interval fund.

December 2, 2025

2.	Comment: The Q&A states that “[t]he Fund intends to offer to repurchase 5% of its outstanding Shares at each semi-annual interval.” Please consider clarifying that, even after conversion to an interval fund, shares are not transferable, and that liquidity will be provided only through semi-annual repurchase offers by the Fund.

Response: The Fund will add the following disclosure to the noted Q&A: Even after conversion to an interval fund, the Fund’s Shares will not be transferable (except for very limited exceptions, as described in the Fund’s registration statement on Form N-2) and liquidity will be provided only through semi-annual repurchase offers by the Fund.

3.	Comment: The Q&A states, “[i]n addition, the Fund intends to (i) redesignate the Shares as “Class I Shares” and (ii) register the Shares and a new class of Fund shares, Class A Shares, for sale under the Securities Act of 1933, as amended.” Please consider disclosing that there will be no changes to shareholder rights for holders of Class I shares in connection with the redesignation, except as it relates to the proposal, if approved.

Response: The Fund will add the following disclosure to the noted Q&A: There will be no changes to shareholder rights for holders of Class I Shares in connection with the redesignation, except as it relates to Proposal 1, if approved.

4.	Comment: In connection with the Q&A that states “[i]f approved, when will the Conversion happen?” please consider adding a Q&A disclosing when the first repurchase offer as an interval fund is expected to occur. If it is not expected to occur at the time of the expected tender offer, please consider adding an explanation of the schedule change to the Q&A.

Response: The Fund will add the below Q&A in the definitive proxy statement:

Q. When is the first repurchase offer as an interval fund expected to occur?

A. The first repurchase offer as an interval fund is expected to occur on June 30, 2026.

5.	Comment: The Q&A states, “[a] manager of managers exemptive order, if obtained from the SEC, will allow the Fund’s Adviser to enter into and materially amend affiliated and unaffiliated sub-advisory agreements with respect to the Fund in the future without shareholder approval, subject to prior approval by the Board. The Adviser believes this could help the Fund avoid unnecessary proxy and related costs and provide the Fund with additional flexibility to achieve its investment objective and strategies.” Please consider disclosing how and when shareholders will be informed of any new sub-adviser or material change to a sub-advisory agreement.

Response: The Fund will add the following disclosure in this Q&A: If a new sub-adviser is hired or if a sub-advisory agreement is materially amended, the Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the 1933 Act, and within 90 days shareholders will be sent either a multi-manager notice or a multi-manager notice and multi-manager information statement, which will also be made available on a designated website for a 90 day period.

December 2, 2025

6.	Comment: Under the “General Matters” section of the Q&A, please consider adding a Q&A addressing whether the approval of the proposals is contingent on one another.

Response: The Fund will add the below Q&A in the definitive proxy statement under “General Matters”:

Q. Are the approvals of the proposals contingent on one another?

A. No, the approval of one proposal is not contingent on the approval of the other proposal.

Proxy Statement

7.	Comment: Part 1 of the Proxy Statement under the heading “Repurchase Process” states “[p]ursuant to the new proposed fundamental policy, the Fund will make semi-annual repurchase offers every six months.” Please revise the description of the fundamental policy to disclose all of the elements required by Rule 23c-3(b)(2).

Response: The Fund will revise the fundamental policy to state that: The Fund will make semi-annual repurchase offers, pursuant to Rule 23c-3, as such rule may be amended from time to time, for no less than for 5% and not more than 25% of the Shares outstanding at per-class net asset value (“NAV”) per Share, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of business on the 14th day after the date the repurchase offer ends (the “Repurchase Request Deadline”), or the next business day if the 14th is not a business day. The Fund’s Board will establish the Repurchase Request Deadline for each repurchase offer, in accordance with Rule 23c-3. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to Shareholders of the repurchase offer.

8.	Comment: Part 1 of the Proxy Statement under the heading “Risks Related to the Approval of the Proposal” states, “[i]n addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.” Please briefly discuss these potential negative tax consequences in an appropriate location in the Proxy Statement.

Response: The Fund will revise the noted language to read as follows: The repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares (and the IRS could take the position that repurchases are constructive dividends for Shareholders who do not participate). Moreover, the Fund’s repurchases may require the Fund to sell more portfolio holdings (compared to its operation as a tender offer fund) in order to fund repurchase requests. Such sales may cause the Fund to make additional capital gain distributions to Shareholders.

December 2, 2025

9.	Comment: Part 3 of the Proxy Statement under the heading “Who is Eligible to Vote” states that “[i]f you sign a proxy, but do not fill in a vote, your shares will be voted to approve each Proposal.” Here, and on the proxy card, if required by Delaware law, please add that the proxy must also be dated to be valid.

Response: The Fund will update the noted sentence in the definitive proxy statement as follows (newly added text shown in bold):

If you sign and date a proxy, but do not fill in a vote, your shares will be voted to approve each Proposal.

10.	Comment: In Part 3 of the Proxy Statement under the heading “Proposals by Shareholders,” please add the disclosure required by Rule 14a-8(e)(3).

Response: The Fund will add the following disclosure in Part 3 of the definitive proxy statement under the heading “Proposals by Shareholders”: If Shareholders are submitting a proposal for the Meeting, the deadline to submit such proposal is a reasonable time before the Fund begins to print and send its proxy materials.

Proxy Card

11.	Comment: On the proxy card, please bold the following sentence: “This proxy is solicited on behalf of the Fund’s Board of Trustees, and the Proposals have been unanimously approved by the Board of Trustees and recommended for approval by shareholders.”

Response: The Fund will bold the noted sentence in the definitive proxy statement.

*   *   *   *   *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson